UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Amendment No. 21)*
Under the Securities Exchange Act of 1934
AVIS BUDGET GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)
053774105

(CUSIP Number)

David Zales
SRS Investment Management, LLC
One Bryant Park
39th Floor
New York, New York 10036
(212) 520-7900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053774105	SCHEDULE 13D	Page 2 of 5

1	NAME OF REPORTING PERSON OR

SRS INVESTMENT MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
18,430,882 shares of Common Stock

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
18,430,882 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,430,882 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.4%

14	TYPE OF REPORTING PERSON
IA, OO

CUSIP No. 053774105	SCHEDULE 13D	Page 3 of 5

1	NAME OF REPORTING PERSON OR

KARTHIK R. SARMA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
18,430,882 shares of Common Stock

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
18,430,882 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,430,882 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.4%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 053774105	SCHEDULE 13D	Page 4 of 5

This Amendment to Schedule 13D (this “Amendment”) relates to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2016 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment, collectively, the “Schedule 13D”) by the Reporting Persons, relating to the common stock, par value $0.01 per share (the “Common Stock”), of Avis Budget Group, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.
Percentage beneficial ownership reported herein is based on 41,466,412 shares of common stock outstanding as of October 28, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.
This Amendment amends Items 4 and 6 as set forth below:

Item 4.     PURPOSE OF TRANSACTION

The response to Item 4 is supplemented by adding the following:

As previously disclosed, the Investment Manager reviews its investment in the Issuer on a continuing basis and may purchase or sell Common Stock of the Issuer or derivatives that reference Common Stock of the Issuer for a variety of reasons, including factors related to the management of its overall investment portfolio.

In connection with the management of its investment portfolio, the Investment Manager may enter into transactions, including in-kind distributions and sale transactions (some or all of which may be made pursuant to plans created under Rule 10b5-1(c)) that would reduce its exposure to the Issuer’s Common Stock over the next 12 months. Market conditions and other factors will determine the time period in which the Investment Manager undertakes such dispositions, if at all, as well as the amount of exposure disposed of, and there can be no assurance that the Investment Manager will complete the disposition or as to the timing thereof.

Item 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
On November 30, 2022, the Funds settled cash-settled equity swaps with respect to an aggregate of 1,500,000 shares of Common Stock. After giving effect to such transactions, the Reporting Persons may be deemed to have economic exposure to an aggregate of 2,862,283 shares of Common Stock pursuant to cash-settled equity swaps. The Reporting Persons do not have voting power or dispositive power with respect to the shares of Common Stock referenced in such swaps and disclaim beneficial ownership of the shares underlying such swaps.

CUSIP No. 053774105	SCHEDULE 13D	Page 5 of 5
SIGNATURE
After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:  December 2, 2022
SRS INVESTMENT MANAGEMENT, LLC

By:	/s/ David B. Zales
Name: David B. Zales
Title: General Counsel

By:	/s/ Karthik R. Sarma
KARTHIK R. SARMA